SOUTHPEAK INTERACTIVE CORPORATION
2900 Polo Parkway
Midlothian, Virginia 23113

April 2, 2009

VIA EDGAR

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC  20549
Attention:  Maryse Mills-Apenteng
Mail Stop 4561

Re:	SouthPeak Interactive Corporation
Amendment No. 4 to Registration Statement on Form S-1
Filed April 1, 2009
File No. 333-154311

Acceleration Request

Requested Date:	April 3, 2009
Requested Time:	4:30 p.m. Eastern Daylight Time

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, SouthPeak Interactive Corporation (the “Registrant”) hereby requests that the U.S. Securities and Exchange Commission (the “Commission”) take appropriate action to declare the above-captioned Registration Statement on Form S-1 (No. 333-154311) (the “Registration Statement”), originally filed with the Commission on October 15, 2008, effective at the “Requested Date” and “Requested Time” set forth above.

Since the date of the latest financial data presented in the Registration Statement, as amended and the Prospectus constituting a part thereof, there has been no material change in the operating or financial condition of the Registrant that is not disclosed in the Prospectus made a part of the Registration Statement, as amended.

The Registrant hereby acknowledges the following: (i) should the Commission or its staff (the “Staff”), acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement; (ii) the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and (iii) the Registrant may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

SOUTHPEAK INTERACTIVE CORPORATION

/s/ Melanie Mroz
Melanie Mroz
President and Chief Executive Officer